UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 10 September 2015

Novogen Limited
Appendix 4E
Preliminary final report

1. Company details

Name of entity:	Novogen Limited
ABN:	37 063 259 754
Reporting period:	For the year ended 30 June 2015
Previous period:	For the year ended 30 June 2014

2. Results for announcement to the market

Revenues from ordinary activities	up	3.0% to	$89,261

Loss from ordinary activities after tax attributable to the owners of Novogen Limited	down	4.4% to	(7,138,596)

Loss for the year attributable to the owners of Novogen Limited	down	4.4% to	(7,138,596)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $7,138,596 (30 June 2014: $7,467,319).

3. Net tangible assets

	Reporting period Cents	Previous period Cents

Net tangible assets per ordinary security	10.16	(0.33)

4. Control gained over entities

Name of entities (or group of entities)	Not Applicable

Date control gained

Contribution of such entities to the reporting entity’s profit/(loss) from ordinary activities before income tax during the period (where material)	$—

Profit/(loss) from ordinary activities before income tax of the controlled entity (or group of entities) for the whole of the previous period (where material)	—

5. Loss of control over entities

Name of entities (or group of entities)	Not Applicable

Date control lost

Contribution of such entities to the reporting entity’s profit/(loss) from ordinary activities before income tax during the period (where material)	$—

Profit/(loss) from ordinary activities before income tax of the controlled entity (or group of entities) whilst controlled during the whole of the previous period (where material)	—

Novogen Limited Appendix 4E Preliminary final report

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements have been audited and an unqualified opinion has been issued.

11. Attachments

Details of attachments (if any):

The Annual Report of Novogen Limited for the year ended 30 June 2015 is attached.

12. Signed

Signed:	/s/ Ian M. Phillips	Date: 28 August 2015
Ian M. Phillips, MNZM
Chairman

Novogen Limited

ABN 37 063 259 754

Directors’ Report and Financial Statements - 30 June 2015

Novogen Limited
Corporate directory
30 June 2015

Directors	Mr Bryce Carmine
Mr Steven Coffey
Mr John O’Connor
Prof Peter Gunning
Mr Ian Phillips
Mr Iain Ross

Company secretary	Mr Lionel Mateo

Registered office	Level 1
16-20 Edgeworth David Avenue
Hornsby NSW 2077
Tel: +61 2 9472 4100
Fax: +61 2 9476 0388

Principal place of business	Level 1
16-20 Edgeworth David Avenue
Hornsby NSW 2077

Share register	Computershare Investor Services Pty Limited
Level 4
60 Carrington Street
Sydney NSW 2000
Tel: 1300 787 272

Auditor	Grant Thornton Audit Pty Ltd
Level 17
383 Kent Street
Sydney NSW 2000

Stock exchange listing	Novogen Limited shares are listed on the Australian Securities Exchange (ASX code: NRT)

Novogen Limited’s ordinary shares trade in the United States in the form of ADRs on the NASDAQ Capital Market. Each ADR represents twenty-five ordinary Novogen shares. The trading symbol on NASDAQ is ‘NVGN’.

Website	www.novogen.com

Directors’ Report and Financial Statements - 30 June 2015	1

Novogen Limited
Directors’ report
30 June 2015

The Directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Novogen Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2015.

Directors

The following persons were Directors of Novogen Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Bryce Carmine (appointed on 3 June 2015)

Steven Coffey

John O’Connor

Peter Gunning

Graham Kelly - Note 1

Ian Phillips (appointed on 3 June 2015) - Note 2

Iain Ross (resigned 20 November 2014) - Note 3

Note 1 - Graham Kelly resigned as CEO and Director on 22 July 2015

Note 2 - Ian Phillips was appointed Interim Chairman on 1 July 2015

Note 3 - Iain Ross was re-appointed as Director and Acting CEO on 22 July 2015

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $7,138,596 (30 June 2014: $7,467,319).

The attached financial statements detail the performance and financial position of the consolidated entity for the year ended 30 June 2015.

Cash resources

At 30 June 2015, the consolidated entity had total funds of $44,371,486, comprising cash in hand and at bank of $44,356,339 and short term deposits of $15,147.

Going concern

The financial statements have been prepared on a going concern basis. The Directors have considered this to be appropriate. Refer to ‘Going concern’ in note 2 to the financial statements for further details.

Research and development report

The consolidated entity has two drug technology platforms - Superbenzopyran (SBP) and Anti-tropomyosin (ATM) - around which the consolidated entity has established very strong patent positions, and made considerable advances over the last 12-months. The medicinal chemistry programs have identified two promising drug candidates from each platform (Cantrixil and Anisina), which the consolidated entity is progressing down the translational development path in concert.

Directors’ Report and Financial Statements - 30 June 2015	2

Novogen Limited
Directors’ report
30 June 2015

The proprietary super-benzopyran (‘SBP’) technology, was incorporated into Novogen after its acquisition of Triaxial Pharmaceuticals Pty Ltd in December 2012. Cantrixil, the consolidated entity’s first lead SBP drug candidate is being developed by its partially owned subsidiary CanTx (a joint venture between Yale University and Novogen). Cantrixil has been designed to be injected into the peritoneal cavity with the aim of inducing cell death in both differentiated cancer cells and cancer initiating cells, the cells thought to be primarily responsible for cancer recurrence post chemotherapy. At the pre-IND meeting with the US Food and Drug Administration (FDA), the FDA agreed with our strategy on manufacturing and toxicology evaluation. Subsequent to this meeting, the consolidated entity has been able to produce both the active drug substance and drug product that both meet Good Laboratory Practice (GLP) standards. Critically the drug has shown an excellent stability profile and all manufacturing processes have proven robust and scalable. The consolidated entity has commenced a safety evaluation of Cantrixil with the aim of gaining Investigational New Drug (IND) status with the FDA. This evaluation will characterize the toxicology signals associated with the experimental drug and correlate any toxicities with drug concentrations achieved in mammalian models. Results to date indicate that the drug is associated with gastrointestinal toxicity manifest as diarrhoea and some haematological toxicity manifest as anaemia and potential cardiovascular signals in in vitro studies. The consolidated entity anticipates completing the Cantrixil toxicology evaluation by the end of 2015. This information will enable regulators, such as the FDA and clinical investigators to assess the drug’s safety, ascribe a starting dose in humans, and establish AE/SAE monitoring criteria in humans.

The consolidated entity has assembled a Medical Study Committee for Cantrixil and commenced writing the Phase I clinical trial protocol where it will assess the safety and tolerability of Cantrixil in late stage cancer patients. The consolidated entity is also planning to conduct a second trial in women with late-stage ovarian cancer who have become unresponsive to standard of care therapy once it has received IND status for Cantrixil from the FDA. The FDA recently granted Cantrixil Orphan drug status for ovarian cancer. Progress and timing of these clinical studies will depend upon the outcome of the toxicology program and therefore it is not possible at this stage to be precise as to when clinical studies will commence however the consolidated entity continues to aim to start the trials in 2016.

Anisina is an anti-tropomyosin (ATM) small molecule targeting a protein component of the actin microfilaments, tropomyosin Tpm3.1 which is essential for tumor cell survival. In vitro studies confirm that inhibition of Tpm3.1 function impacts the structural integrity of the cancer cells cytoskeleton causing the cancer cell to die. In addition to being an effective anti-cancer agent, these ATM compounds are also novel in that when administered to animals and used in combination they can enhance the killing effect of one of the most widely used classes of chemotherapy drugs in cancer- the anti-microtubules. Preclinical studies are underway to validate the effectiveness of Anisina in animal models of adult and pediatric cancers both on its own and in combination with standard of care microtubule inhibitors. Importantly, a proof of concept study done in an animal cancer model as part of the Children’s Oncology Drug Alliance (CODA) has confirmed that Anisina is not only effective on its own in reducing neuroblastoma tumor growth but also enhances the sensitivity of cancer cells to microtubule targeting compounds. The consolidated entity has successfully optimized the Anisina manufacturing process using a process that is scalable and meets GLP standards. The consolidated entity has identified the drug product to be used in the clinic, which enabled the initiation of Anisina toxicology program with a view to filing an IND with the FDA. The consolidated entity has assembled a Medical Advisory Board for Anisina and, based on its pharmacology package, anticipates initially taking Anisina through to the clinic as an IV delivered drug in combination with taxanes or vinca alkaloids. Further studies are ongoing to identify the Anisina adult cancer indication. The FDA recently granted Anisina Orphan drug status for neuroblastoma. Pending the outcome of the Anisina toxicology program and discussions with the FDA, the first-in-human studies are predicted to start in 2016.

Trilexium (TRXE-009), the consolidated entity’s second lead SBP drug candidate, is behind the development timeline of Anisina and Cantrixil. Pre-clinical studies have shown that Trilexium induces cell death in a panel of cancer cells via caspase-mediated apoptosis. Researchers have also demonstrated tumor growth inhibition in several other animal models of cancer. Further pre-clinical studies are current to identify the optimal formulation and target indication. Once the optimal drug product will be decided upon, the consolidated entity will commence the requisite toxicology program required prior to the conduct of a first-in-human trial in 2016/2017.

Jacob Hope research consists of three exploratory programs: Regenerative Medicine Program, Facioscapulohumeral muscular dystrophy (FSHD) program and Lysosomal Storage Disorder (LSD). Given the data achieved to date in the Regenerative Medicine and FSHD programs, the consolidated entity intends to pursue patent protection around the discrete SBP pharmacophores that are attributable to either potentiating neurogenesis in the Regenerative Medicine Program, or normalizing the myotube phenotype in the FSHD program. The consolidated entity will also endeavour to protect any SBP pharmacophore that is active in the LSD setting. This patent protection strategy will increase the intrinsic value of each program and establish a priority date from an intellectual property perspective thereby enabling the consolidated entity to re-visit each program that has promise when funds and time permits.

Directors’ Report and Financial Statements - 30 June 2015	3

Novogen Limited
Directors’ report
30 June 2015

Significant changes in the state of affairs

Hudson Bay Convertible Notes

On 3 July 2013 the consolidated entity entered into a Convertible Securities Agreement with Hudson Bay Master Fund (‘HBMF’) pursuant to which HBMF agreed to invest, at the consolidated entity’s option, up to an aggregate amount of $5,000,000 in return for the consolidated entity issuing HBMF up to five convertible securities having an aggregate face value of up to $5,500,000 (the ‘Convertible Securities Agreement’). The Convertible Securities Agreement was amended on 15 November 2013 to among other things increase the total amount which HBMF agreed to invest to $8,000,000. Under the Convertible Securities Agreement, the consolidated entity also issued to HBMF options to purchase 4,000,000 ordinary shares, at an option exercise price of $0.2307 per ordinary share and having an expiration date of 4 July 2016 (the ‘2013 HBMF Options’). The 2013 HBMF Options were exercised on 24 April 2015, and the consolidated entity received approximately $950,000 as consideration.

On 4 July 2013, the consolidated entity also issued 822,369 ordinary shares to HBMF in satisfaction of our obligation to pay a commencement fee under the Convertible Securities Agreement. Between 3 July 2013 and 10 February 2015, the consolidated entity issued four convertible promissory notes to HBMF having an aggregate face value of $6,050,000. HBMF or its nominees have converted all of these convertible promissory notes and were issued a further 47,173,141 ordinary shares. On 16 January 2015, the consolidated entity terminated the Convertible Securities Agreement, therefore no further Notes will be issued under the Convertible Securities Agreement.

ASX Bookbuild - 12 November 2014

On 12 November 2014, the consolidated entity conducted a capital raising with sophisticated investors in Australia and some qualified U.S. investors, which gave the opportunity to these investors to purchase ordinary shares at $0.11 per share and included an option for no consideration, exercisable at $0.125 per share. The consolidated entity issued 16,859,988 ordinary shares and 16,859,988 unlisted options. The gross proceeds of the placement was approximately $1,855,000.

As at 30 June 2015, the consolidated entity received approximately $1,405,720 from the proceeds of the exercise of options issued as part of the capital raise.

Private Equity Placement - 16 & 18 December 2014

On 16 and 18 December 2014, the consolidated entity issued 46,900,800 ordinary shares at a purchase price of $0.125. Following shareholders’ approval received on 4 March 2015, the consolidated entity issued 50,652,864 options with an exercise price of $0.15 per option exercisable by 16 and 18 December 2019, to U.S. based private investment funds (‘December PIPE’). As consideration for the issue of securities, the consolidated entity received gross proceeds of approximately $5,850,000.

As at 30 June 2015, the consolidated entity received approximately $6,800,000 from the proceeds of the exercise of options issued as part of the December PIPE.

Private Equity Placement - 29 April 2015

On 27 April 2015, the consolidated entity issued 51,750,000 ordinary shares at a purchase price of $0.30, and following shareholders’ approval received on 24 June 2015:

•	51,750,000 options, exercisable at $0.30 by 30 December 2015; and

•	25,875,000 options, exercisable at $0.40 by 30 June 2020;

to U.S. based private investments funds (‘April PIPE’).

As consideration for the issue of securities, the consolidated entity received gross proceeds of $15,525,000.

Directors’ Report and Financial Statements - 30 June 2015	4

Novogen Limited Directors’ report 30 June 2015

Rights Issue - 6 June 2015

On 6 June, 2015, the consolidated entity issued 58,971,151 ordinary shares at a purchase price of $0.30 and:

•	58,971,151 options, exercisable at $0.30 by 6 December 2015; and

•	29,485,999 options, exercisable at $0.40 by 6 June 2020;

to Australian and qualified U.S. shareholders as part of the rights entitlement offer announced on April 21, 2015 (‘Rights Issue’).

The consolidated entity received gross proceeds of approximately $17,689,732 from the Rights Issue. The consolidated entity released a prospectus in support of the Rights Issue.

Amendment to Convertible Note Deed Poll - 4 December 2014

On 4 December 2014, the consolidated entity and the convertible note holders, former shareholders of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’), signed an amendment to the Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity.

The amendment to the Deed extinguishes the liability created by the Loan Agreement, which was carried over to the original version of the Deed. The amendment allowed the consolidated entity to convert the liability attached to the transaction into ordinary shares instead by removing the clauses allowing redemption in cash. The conditions of conversion into ordinary shares regarding the convertible notes are still dependant of the achievement of defined milestones established in the schedule of the Deed. Accordingly the convertible notes have been reclassified as an equity instrument rather than debt instrument.

There were no other significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

Appointment of Interim Chairman

On 1 July 2015, the consolidated entity announced the appointment of Mr Ian M. Phillips, MNZM, as Interim Chairman of the Board of Directors.

Resignation of CEO

On 22 July 2015, the consolidated entity announced the resignation of Dr Graham Kelly as CEO, as well as Director of all entities within the group.

Appointment of Director and Acting CEO

On 22 July 2015, the consolidated entity announced the appointment of Mr Iain Ross as Director and Acting Chief Executive Officer of the consolidated entity. The consolidated entity is actively seeking a permanent Chief Executive Officer globally and has engaged an agency specialised in the recruitment of high profile senior executives to assist in its search.

Office move

To accommodate its constant growth, the consolidated entity has entered into a new lease, starting in November 2015. The current lease held by the consolidated entity expires on 14 May 2016.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Directors’ Report and Financial Statements - 30 June 2015	5

Novogen Limited Directors’ report 30 June 2015

Likely developments and expected results of operations

The consolidated entity has a reasonable expectation that over the course of the coming 12 months:

•	The toxicological evaluation of Cantrixil has completed, and a first-in-human trial protocol approved by several Australian Hospital Human Research Ethics committees;

•	GMP manufacture of Cantrixil drug product has been completed;

•	A Phase 1 study in patients with late-stage cancer commenced in Australian hospitals;

•	Investigational New Drug status from the United States Food and Drug Administration has been achieved;

•	Planning for a trial in women with late-stage ovarian cancer that is refractory to standard of care commenced; GMP manufacture of Anisina has been completed;

•	The toxicological evaluation of Anisina has been completed and that a first-in-human trial protocol in an adult indication has been approved by several Australian Hospital Human Research Ethics committees;

•	A Phase 1 study in patients with late-stage cancer has commenced or is about to commence in Australian hospitals; and

•	An IND-application to the FDA is well in hand.

Expiring unlisted options

As of 28 August 2015, the consolidated entity has 117,709,997 unlisted options that expire between 18 November 2015 and 30 December 2015, at different prices varying between $0.125 and $0.30 per option.

The consolidated entity also has 61,214,990 unlisted options that have a maturity date between the 16 December 2019 and 30 June 2020, with an exercise price between $0.15 and $0.40 per option.

These options might be exercised and convert into ordinary shares, which is at the sole discretion of options holders.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on Directors

Name:	Bryce Carmine (appointed on 3 June 2015)
Title:	Non-Executive Director
Qualifications:	B.Sc., Biochemistry, Microbiology & Genetics
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he lead the Global Pharmaceutical Sales and Marketing and was a member of the company’s Executive Committee. Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:
Interests in shares:	None
Interests in options:	None
Contractual rights to shares:	None

Directors’ Report and Financial Statements - 30 June 2015	6

Novogen Limited Directors’ report 30 June 2015

Name:	Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm., CA
Experience and expertise:	Steven is a Chartered Accountant, having spent his career in public practice since graduating from the University of New South Wales in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not-for-profit entities. He has previously served on the board of an Australian listed public company. Steve is currently a board member of a private family foundation.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Chairman of the Remuneration Committee and member of the Audit Committee
Interests in shares:	821,460 ordinary shares
Interests in options:	176,241 unlisted options with various exercise price and expiry dates

Name:	John O’Connor
Title:	Non-Executive Director, Deputy Chairman
Qualifications:	BEc, MAICD
Experience and expertise:	John has spent his working life in the financial industry. In this time he has worked both in funds management and as a stockbroker. He has worked in the UK, USA and in Australia. He has held management roles and been a partner in securities businesses. John served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years. He has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, Inc. assisting with fundraising.
Other current directorships:	None
Former directorships (last 3 years):	NuSep Holdings Limited (appointed 10 October 2011, resigned 19 February 2012)
Special responsibilities:	Chairman of the Audit Committee, Chairman of the Risk and Governance Committee, member of Remuneration Committee
Interests in shares:	325,035 ordinary shares
Interests in options:	69,652 unlisted options with various exercise price and expiry dates

Name:	Prof Peter Gunning
Title:	Non-Executive Director
Qualifications:	B.SC (Hons), Ph.D
Experience and expertise:	Peter is the Head of the Oncology Research Unit in the School of Medical Sciences and Associate Dean (Research) in the Faculty of Medicine at the UNSW of Australia. His research is focused on the development of new therapeutic strategies for the treatment of childhood cancer. These strategies target the skeleton of the cancer cell and build on the principles of cell architecture that Professor Gunning’s group has discovered over the last 20 years. Peter has published over 100 primary research articles and he has recently edited the first book devoted to his field of research. Previous appointments have included leadership roles as Chair of the Division of Research at The Children’s Hospital at Westmead, Chair of the Westmead Research Hub Executive and Chair, Board of Bio-Link, a company established by the NSW Government to support commercialisation of biomedical intellectual property.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Risk and Governance Committee and member of the Remuneration Committee
Interests in shares:	None
Interests in options:	None

Directors’ Report and Financial Statements - 30 June 2015	7

Novogen Limited Directors’ report 30 June 2015

Name:	Dr Graham Kelly
Title:	Former Executive Chairman and Chief Executive Officer (resigned 22 July 2015)
Qualifications:	B.SC (Hons), B.V.Sc (Hons), Ph.D
Experience and expertise:	Graham was the founder, Chief Executive Officer (‘CEO’) and Chairman of Novogen Limited. He was also the founding Chairman of NASDAQ-listed MEI Pharma, Inc. (formerly Marshall Edwards Inc.). Graham has been awarded an Adjunct Professorship by the University of Sydney.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:
Interests in shares:	5,605,367 ordinary shares
Interests in options:	354,318 unlisted options with various exercise price and expiry dates
Contractual rights to shares:	13,616,085 convertible notes, convertible to ordinary shares depending on specific milestones, as approved by shareholders on 19 April 2013.

Name:	Ian M. Phillips, MNZM (appointed 3 June 2015)
Title:	Non-Executive Director, Interim Chairman (appointed 1 July 2015)
Experience and expertise:	Ian has been involved with International Banking, global financial markets and Corporate Finance for over 30 years having worked in New York (20 years plus), London (5 years), Singapore (6 months), Sydney (5 years) and Wellington (4 years). Ian is the President of KUMARA, Chairman of NNP, Deputy Chairman of the American Australian Association, Immediate past President of the American Friends of the NGA, Chairman of ANZA, an Advisory Board of the US-NZ Council and a Board member of the American friends of Christchurch. Ian studied at Otago University, University of Colorado and London School of economics. He holds dual citizenship USA & NZ. In 2013, Ian was awarded the NZ Order of Merit.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:
Interests in shares:	None
Interests in options:	None

Name:	Iain Ross (Resigned 20 November 2014, appointed 22 July 2015)
Title:	Director, Interim CEO (appointed 22 July 2015)
Qualifications:	B.SC (Hons), C.Dir
Experience and expertise:	Iain, based in the UK, is an experienced Director on a number of Australian company boards. He is also currently Chairman of Premier Veterinary Group PLC (Formerly Ark Therapeutics Group Plc). In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 20 years in cross-border management as a Chairman and CEO. He has led and participated in four London Stock Exchange (‘LSE’) Initial Public Offerings, and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	Benitec Biopharma Limited, Tissue Therapies Limited, Anatara Lifesciences Limited and Premier Veterinary Group Plc (LSE)
Former directorships (last 3 years):	Coms Plc
Special responsibilities:
Interests in shares:	None
Interests in options:	None

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

‘Former directorships (last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Directors’ Report and Financial Statements - 30 June 2015	8

Novogen Limited Directors’ report 30 June 2015

Company secretary

Lionel Mateo (BCL, MCL) was appointed Company Secretary on 8 October 2013. He has a Bachelor’s degree in Civil Law and a Master’s Degree in Civil Law, Economics and Business from the University of Aix en Provence, France. Prior to specialising in corporate governance, he worked in Criminal Law. He previously worked for R.M. Williams Agricultural Holdings Pty Ltd, initially as Corporate Governance Officer and then Company Secretary. Lionel completed the Graduate Diploma of Applied Corporate Governance with the Governance Institute of Australia in 2015.

Meetings of Directors

The number of meetings of the consolidated entity’s Board of Directors (‘the Board’) and of each Board committee held during the year ended 30 June 2015, and the number of meetings attended by each Director were:

	Full Board		Audit Committee		Remuneration Committee
	Attended	Held	Attended	Held	Attended	Held

Graham Kelly	15	16	2	2	2	2
Steven Coffey	16	16	2	2	2	2
John O’Connor	15	16	2	2	2	2
Peter Gunning	14	16	2	2	—	2
Iain Ross (resigned 20 November 2014)	5	6	1	1	—	—
Bryce Carmine (appointed 3 June 2015)	2	2	—	—	—	—
Ian Phillips (appointed 3 June 2015)	2	2	—	—	—	—

	Risk and Governance Committee Attended	Risk and Governance Committee Held	Attended	Held	Attended	Held

Graham Kelly	1	1	—	—	—	—
Steven Coffey	1	1	—	—	—	—
John O’Connor	1	1	—	—	—	—
Peter Gunning	1	1	—	—	—	—
Iain Ross (resigned 20 November 2014)	1	1	—	—	—	—

Held: represents the number of meetings held during the time the Director held office or was a member of the relevant committee.

The Risk and Governance Committee was formed on 14 May 2014 and the first meeting was on 20 August 2014.

Remuneration report (audited)

The remuneration report, which has been audited, outlines the Key Management Personnel (‘KMP’) remuneration arrangements for the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the group, directly or indirectly.

The remuneration report is set out under the following main headings:

•	Principles used to determine the nature and amount of remuneration

•	Details of remuneration

•	Service agreements

•	Share-based compensation

•	Additional disclosures relating to key management personnel

Directors’ Report and Financial Statements - 30 June 2015	9

Novogen Limited Directors’ report 30 June 2015

Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration for Directors and Senior Executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the consolidated entity. While reference to remuneration levels of other companies of similar size, market capitalisation and standing is taken into consideration, the current Board and its Remuneration Committee believe that at this stage of the consolidated entity’s development, the financial capacity of the consolidated entity is of overriding importance in determining remuneration.

The current Board and its Remuneration Committee is of the view that its limited funds are best directed at the consolidated entity’s research and development (‘R&D’) efforts, while still providing a reasonable level of remuneration to its Executives and Directors.

The proportion of remuneration of Directors and Key Management Personnel linked to performance is equal to 0%.

Non-Executive Directors remuneration

The Constitution of the consolidated entity and the ASX listing rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the consolidated entity was at the Annual General Meeting held on 28 October 2005 when the shareholders approved an aggregate remuneration of $560,000.

Non-Executive Directors’ fees are reviewed periodically by the Board and in due course are expected to be brought into line with those of companies of comparable market capitalisation and stage of development. The remuneration of Non-Executive Directors consists of Directors’ fees and committee membership fees. Non-Executive Directors’ fees proposed for the year ending 30 June 2015, amounting to $227,881 in aggregate. The Non-Executive Directors fee structure is a fixed fee model (exclusive of superannuation).

Executive Directors and other KMP

The Remuneration Committee in consultation with the Executive Directors and other Senior Executives have agreed to continue with their current levels of fixed remuneration that are based on salary alone, which have been in place since the restructuring of the consolidated entity on 6 December 2012. Fixed remuneration is base salary and superannuation. The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives. Fixed remuneration is reviewed annually on anniversary start dates.

•	base pay and non-monetary benefits

•	short-term performance incentives

•	share-based payments

•	other remuneration such as superannuation and long service leave

Consolidated entity performance and link to remuneration

Remuneration is not directly linked to the performance of the consolidated entity.

Employee share option plan

The consolidated entity established an Employee Share Option Plan (‘ESOP’) that was reinstated by the Board in March 2014 and was approved by shareholders on 4 March 2015. However, considering the tax implications for the issue of options to employees during the last financial year, the Directors decided to hold off issuing any options to employees until the legislation is amended.

The ESOP provides for the issue of options to eligible employees being an employee of the consolidated entity, however it excludes Directors. The number and timing of options issued under the terms of the ESOP is entirely at the discretion of the Board.

Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price based on a formula, which includes factors such as the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the five days prior to the date of issue. The number of options offered, the amount payable, the vesting period, the option period, the conditions of exercise or any other factor are at the discretion of the Board of Directors.

No options have been issued to any employee during the financial year.

Any change to the ESOP will need to be approved by shareholders.

Directors’ Report and Financial Statements - 30 June 2015	10

Novogen Limited Directors’ report 30 June 2015

Use of remuneration consultants

During the financial year ended 30 June 2015, the consolidated entity did not engage remuneration consultants.

Voting and comments made at the consolidated entity’s Annual General Meeting (‘AGM’), held 12 November 2014

At the 2014 AGM 92% of the votes received supported the adoption of the remuneration report for the year ended 30 June 2014. The consolidated entity did not receive any specific feedback at the AGM regarding its remuneration practices.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following Directors of Novogen Limited:

•	Dr Graham Kelly - Chairman (resigned on 22 July 2015)

•	Steven Coffey - Non-Executive Director

•	John O’Connor - Non-Executive Director

•	Prof Peter Gunning - Non-Executive Director

•	Iain Ross - Non-Executive Director (resigned on 20 November 2014)

•	Bryce Carmine - Non-Executive Director (appointed on 3 June 2015)

•	Ian Phillips - Non-Executive Director (appointed on 3 June 2015)

And the following persons:

•	Lionel Mateo - Company Secretary

•	Dr Andrew Heaton - CEO and President of Novogen North America

•	Dr David Brown - Chief Scientific Officer

•	Christine Bruce - Financial Controller (ceased as KMP on 29 December 2014)

•	Cristyn Humphreys - Chief Operating Officer (appointed on 1 January 2015)

	Short-term benefits			Post- employment benefits	Long-term benefits	Share-based payments
	Cash salary and fees	Cash bonus	Movements in accrued leave Non- monetary	Super- annuation	Other	Equity- settled	Total
2015	$	$	$	$	$	$	$

Non-Executive
Directors:
S Coffey	55,000	—	—	5,225	—	—	60,225
J O’Connor	55,000	—	—	5,225	—	—	60,225
P Gunning	55,000	—	—	5,225	—	—	60,225
I Ross**	26,750	—	—	—	—	—	26,750
B Carmine*	4,219	—	—	—	—	—	4,219
I Phillips*	4,219	—	—	—	—	—	4,219

Executive
Directors:
G Kelly	351,700	—	25,686	35,000	—	—	412,386

Other Key
Management
Personnel:
L Mateo	90,000	—	(1,385)	8,550	—	—	97,165
D Brown	211,252	—	(2,092)	18,783	—	—	227,943
A Heaton***	284,837	—	18,356	8,005	—	—	311,198
C Humphreys*	80,000	—	7,546	7,600	—	—	95,146
C Bruce**	64,836	—	(2,577)	6,759	38,367	—	107,385

	1,282,813	—	45,534	100,372	38,367	—	1,467,086

Directors’ Report and Financial Statements - 30 June 2015	11

Novogen Limited Directors’ report 30 June 2015

*	Remuneration from the date of appointment as KMP
**	Remuneration for the period to cessation as KMP
***	Salary paid in US dollars, but disclosed in Australian dollars using a conversion rate of .8382

The table above does not include long service leave as no KMP have been employed by the consolidated entity for more than 5 years.

	Short-term benefits			Post- employment benefits	Long-term benefits	Share-based payments
	Cash salary and fees	Cash bonus	Non- monetary	Super- annuation	Other	Equity- settled	Total
2014	$	$	$	$	$	$	$

Non-Executive
Directors:
S Coffey	28,642	—	—	25,000	—	—	53,642
J O’Connor	49,100	—	—	4,542	—	—	53,642
P Gunning*	16,782	—	—	1,552	—	—	18,334
I Ross*	18,333	—	—	—	—	—	18,333
R Birch**	30,318	—	—	2,769	—	—	33,087

Executive
Directors:
G Kelly	332,775	—	—	35,000	—	—	367,775

Other Key
Management
Personnel:
L Mateo*	57,475	—	—	5,316	—	—	62,791
J Stehn*	52,500	—	—	4,856	—	—	57,356
S Palmer*	32,846	—	—	3,038	—	—	35,884
D Brown	200,000	—	—	17,212	—	—	217,212
C Bruce**	34,686	—	—	3,208	—	—	37,894
A Heaton***	272,506	6,531	—	6,646	—	—	285,683

	1,125,963	6,531	—	109,139	—	—	1,241,633

*	Remuneration from the date of appointment as KMP
**	Remuneration for the period to cessation as KMP
***	Remuneration inclusive of Directors fee until date of resignation. Salary paid in US dollars, but disclosed in Australian dollars using a conversion rate of .9174

The table above does not include long service leave as no KMP have been employed by the consolidated entity for more than 5 years.

Service agreements

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually (or more often at the discretion of the Remuneration Committee). The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Such notice may vary between 4 weeks and 6 months. Under the terms of each contract, payment in lieu can be made by the consolidated entity to substitute the notice period. In the event of the consolidated entity terminating without cause, under the terms of some contracts, the amount payable on termination is equal to six months remuneration, in addition to any amount payable in lieu of notice. The consolidated entity may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the consolidated entity.

The consolidated entity has conducted a review of all employment contracts and intends to implement a revised version of the employment agreement of KMPs and other employees, in order to harmonise them across each category.

Directors’ Report and Financial Statements - 30 June 2015	12

Novogen Limited Directors’ report 30 June 2015

Remuneration in current employment contracts is salary only, with no additional benefits including cash bonuses or share options. However, the consolidated entity has undertaken a review of all contracts and will implement a revised version that includes, at the discretion of the board, share options and cash bonuses as incentives for its employees.

Share-based compensation

Issue of shares

There were no shares issued to Directors and other KMP as part of compensation during the year ended 30 June 2015.

Options

There were no options over ordinary shares issued to Directors and other KMP as part of compensation and therefore there were no options outstanding as at 30 June 2015 related to KMP remuneration.

There were no options over ordinary shares granted to or vested by Directors and other KMP as part of compensation during the year ended 30 June 2015.

Additional disclosures relating to key management personnel

In accordance with Class Order 14/632, issued by the Australian Securities and Investments Commission, relating to ‘Key Management Personnel equity instrument disclosures’, the following disclosures relate only to equity instruments in the consolidated entity or its subsidiaries.

Shareholding

The number of shares in the consolidate entity held during the financial year by each Director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
G Kelly	5,715,204	—	—	(109,837)	5,605,367
S Coffey	89,236	—	732,224	—	821,460
J O’Connor	278,601	—	46,434	—	325,035
C Humphreys	—	—	141,666	—	141,666
A Heaton	6,662,136	—	—	(413,038)	6,249,098
D Brown	3,497,795	—	—	—	3,497,795

	16,242,972	—	920,324	(522,875)	16,640,421

*	Disposals/other may represent no longer being designated as a KMP, not necessarily a disposal of holding.

Option holding

The number of options over ordinary shares in the consolidated entity held during the financial year by each Director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
G Kelly*	—	354,318	—	—	354,318
J O’Connor*	—	69,652	—	—	69,652
S Coffey*	—	448,968	(272,727)	—	176,241
C Humphreys*	—	62,954	—	—	62,954

	—	935,892	(272,727)	—	663,165

*	The above listed options were not issued as part of remuneration.

Directors’ Report and Financial Statements - 30 June 2015	13

Novogen Limited Directors’ report 30 June 2015

	Vested and exercisable	Vested and unexercisable	Balance at the end of the year
Options over ordinary shares
G Kelly*	354,318	—	354,318
J O’Connor*	69,652	—	69,652
S Coffey*	176,241	—	176,241
C Humphreys*	62,954	—	62,954

	663,165	—	663,165

*	The above listed options were not issued as part of remuneration.

Other transactions with key management personnel and their related parties

The following transactions occurred with related parties:

Consolidated 2015 $

Accounting fees paid to Watkins Coffey Martin, an entity (partnership) in which Steven Coffey is a partner	12,018
Salary paid to Prue Kelly, the spouse of Graham Kelly, a Director	76,650
Salary paid to Michael Kelly, the brother of Graham Kelly, a Director	6,274
Salary paid to Kathryn Stoddart, the daughter of Graham Kelly, a Director	3,646

There was no other transaction with KMP and their related parties.

Further disclosures regarding KMPs options

	Opening Balance	Granted 18/11/14 Exercise price $0.125 Expire 18/11/15	Granted 4/6/15 Exercise price $0.3 Expire 4/12/15	Granted 4/6/15 Exercise price $0.4 Expire 4/6/20	Closing Balance
G Kelly	—	181,818	115,000	57,500	354,318
J O’Connor	—	—	46,434	23,218	69,652
S Coffey	—	—	117,494	58,747	176,241
C Humphreys	—	45,455	11,666	5,833	62,954

TOTAL					663,165

All options were issued as part of capital raises conducted during the financial year. No options were issued as part of remuneration or under any specific share option scheme.

This concludes the remuneration report, which has been audited.

Shares under option

Unissued ordinary shares of Novogen Limited under option at the date of this report are as follows:

Grant date	Expiry date	Exercise price	Closing Balance

18 November 2014	18 November 2015	$0.125	5,614,224
16 December 2014	16 December 2019	$0.150	466,470
18 December 2015	18 December 2019	$0.150	199,521
4 June 2015	4 December 2015	$0.300	58,965,773
4 June 2015	4 June 2020	$0.400	29,483,999
30 June 2015	30 December 2015	$0.300	53,130,000
30 June 2015	30 June 2020	$0.400	31,065,000

			178,924,987

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the consolidated entity or of any other body corporate.

Directors’ Report and Financial Statements - 30 June 2015	14

Novogen Limited Directors’ report 30 June 2015

Shares issued on the exercise of options

The following ordinary shares of Novogen Limited were issued during the year ended 30 June 2015 and up to the date of this report on the exercise of options granted:

Date options granted	Exercise price	Number of shares issued

Options issued under ASX Bookbuild private placement completed on 12 November 2014	$0.125	11,245,764
Options issued under private placement of equity completed on 16 &18 December 2014	$0.150	48,110,841
Options issued under rights entitlement offer completed on 4 June 2015	$0.300	5,378
Options issued under rights entitlement offer completed on 4 June 2015	$0.400	1,000

		59,362,983

Indemnity and insurance of officers

The consolidated entity has not indemnified the Directors and Executives of the consolidated entity for costs incurred, in their capacity as a Director or Executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the consolidated entity paid a premium in respect of a contract to insure the Directors and Executives of the consolidated entity against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor

The consolidated entity has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the consolidated entity or any related entity against a liability incurred by the auditor.

During the financial year, the consolidated entity has not paid a premium in respect of a contract to insure the auditor of the consolidated entity or any related entity.

Proceedings on behalf of the consolidated entity

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the consolidated entity, or to intervene in any proceedings to which the consolidated entity is a party for the purpose of taking responsibility on behalf of the consolidated entity for all or part of those proceedings.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 30 to the financial statements.

The Directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The Directors are of the opinion that the services as disclosed in note 30 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the consolidated entity, acting as advocate for the company or jointly sharing economic risks and rewards.

Officers of the consolidated entity who are former partners of Grant Thornton Audit Pty Ltd

There are no officers of the consolidated entity who are former partners of Grant Thornton Audit Pty Ltd.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Directors’ Report and Financial Statements - 30 June 2015	15

Novogen Limited Directors’ report 30 June 2015

Auditor

Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Ian M. Phillips
Ian Phillips, MNZM
Chairman

28 August 2015
Sydney

Directors’ Report and Financial Statements - 30 June 2015	16

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Novogen Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Novogen Limited for the year ended 30 June 2015, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

L M Worsley
Partner - Audit & Assurance

Sydney, 28 August 2015

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

17

Novogen Limited Corporate Governance Statement

Corporate Governance Statement

The Board is committed to achieving and demonstrating the highest standards of corporate governance. As such, Novogen Ltd and its Controlled Entities (‘the consolidated entity’) have adopted the third edition of the Corporate Governance Principles and Recommendations which was released by the ASX Corporate Governance Council on 27 March 2014 and became effective for financial years beginning on or after 1 July 2014.

The consolidated entity’s Corporate Governance Statement for the financial year ending 30 June 2015 is dated as at 28 August 2015 and was approved by the Board on 28 August 2015. The Corporate Governance Statement is available on Novogen website at http://www.novogen.com/corporate-governance.html

Directors’ Report and Financial Statements - 30 June 2015	18

Novogen Limited Contents 30 June 2015

General information

The financial statements cover Novogen Limited as a consolidated entity consisting of Novogen Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 1

16-20 Edgeworth David Avenue

Hornsby NSW 2077

A description of the nature of the consolidated entity’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 28 August 2015. The Directors have the power to amend and reissue the financial statements.

Directors’ Report and Financial Statements - 30 June 2015	19

Novogen Limited Statement of profit or loss and other comprehensive income For the year ended 30 June 2015

		Consolidated
	Note	2015	2014
		$	$

Revenue	6	89,261	86,686

Other income	7	2,753,213	341,985

Expenses
Research and development expense		(5,935,357)	(3,328,448)
General and administrative expense		(3,843,785)	(3,414,523)
Net fair value loss on convertible note derivative		(300,756)	(539,901)
Finance costs	8	(68,621)	(714,524)

Loss before income tax expense		(7,306,045)	(7,568,725)

Income tax expense	9	—	—

Loss after income tax expense for the year		(7,306,045)	(7,568,725)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Gain on the revaluation of available-for-sale financial assets, net of tax		(31,603)	(11,400)
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(376,039)	28,274

Other comprehensive income for the year, net of tax		(407,642)	16,874

Total comprehensive income for the year		(7,713,687)	(7,551,851)

Loss for the year is attributable to:
Non-controlling interest		(167,449)	(101,406)
Owners of Novogen Limited		(7,138,596)	(7,467,319)

		(7,306,045)	(7,568,725)

Total comprehensive income for the year is attributable to:
Non-controlling interest		(205,102)	(98,759)
Owners of Novogen Limited		(7,508,585)	(7,453,092)

		(7,713,687)	(7,551,851)

		Cents	Cents

Basic earnings per share	38	(2.99)	(4.76)
Diluted earnings per share	38	(2.99)	(4.76)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Directors’ Report and Financial Statements - 30 June 2015	20

Novogen Limited Statement of financial position As at 30 June 2015

		Consolidated
	Note	2015	2014
		$	$

Assets

Current assets
Cash and cash equivalents	10	44,371,486	2,502,125
Trade and other receivables	11	150,602	65,969
Income tax refund due	12	—	2,654
Other	13	126,550	67,277

Total current assets		44,648,638	2,638,025

Non-current assets
Available-for-sale financial assets	14	15,624	47,227
Property, plant and equipment	15	85,065	13,627
Intangibles	16	1,390,114	1,960,218

Total non-current assets		1,490,803	2,021,072

Total assets		46,139,441	4,659,097

Liabilities

Current liabilities
Trade and other payables	17	1,618,682	258,759
Borrowings	18	—	2,707,189
Derivative financial instruments	19	—	173,225
Provisions	20	158,706	107,890

Total current liabilities		1,777,388	3,247,063

Total liabilities		1,777,388	3,247,063

Net assets		44,362,053	1,412,034

Equity
Contributed equity	21	190,404,198	142,585,975
Other contributed equity	22	1,716,101	—
Reserves	23	989,721	230,328
Accumulated losses	24	(148,444,129)	(141,305,533)

Equity attributable to the owners of Novogen Limited		44,665,891	1,510,770
Non-controlling interest	25	(303,838)	(98,736)

Total equity		44,362,053	1,412,034

The above statement of financial position should be read in conjunction with the accompanying notes

Directors’ Report and Financial Statements - 30 June 2015	21

Novogen Limited Statement of changes in equity For the year ended 30 June 2015

	Issued capital	Reserves	Accumulated losses	Non- controlling interest	Total equity
	$	$	$	$	$
Consolidated
Balance at 1 July 2013	137,662,915	216,101	(133,838,214)	—	4,040,802

Loss after income tax expense for the year	—	—	(7,467,319)	(101,406)	(7,568,725)
Other comprehensive income for the year, net of tax	—	14,227	—	2,647	16,874

Total comprehensive income for the year	—	14,227	(7,467,319)	(98,759)	(7,551,851)

Transactions with owners in their capacity as owners:
Issue of shares	4,923,060	—	—	23	4,923,083

Balance at 30 June 2014	142,585,975	230,328	(141,305,533)	(98,736)	1,412,034

	Issued capital	Other contributed equity	Reserves	Retained profits	Non- controlling interest	Total equity
	$	$	$	$	$	$
Consolidated
Balance at 1 July 2014	142,585,975	—	230,328	(141,305,533)	(98,736)	1,412,034

Loss after income tax expense for the year	—	—	—	(7,138,596)	(167,449)	(7,306,045)
Other comprehensive income for the year, net of tax	—	—	(369,989)	—	(37,653)	(407,642)

Total comprehensive income for the year	—	—	(369,989)	(7,138,596)	(205,102)	(7,713,687)

Transactions with owners in their capacity as owners:
Share-based payments (note 39)	—	—	1,527,630	—	—	1,527,630
Issue of shares*	47,636,076	—	—	—	—	47,636,076
Recognition of equity component of Convertible loan note - Triaxial	—	1,500,000	—	—	—	1,500,000
Transfers	—	216,101	(216,101)	—	—	—
Exercise of options	182,147	—	(182,147)	—	—	—

Balance at 30 June 2015	190,404,198	1,716,101	989,721	(148,444,129)	(303,838)	44,362,053

*	The amount is net of transaction cost

The above statement of changes in equity should be read in conjunction with the accompanying notes

Directors’ Report and Financial Statements - 30 June 2015	22

Novogen Limited Statement of cash flows For the year ended 30 June 2015

		Consolidated
	Note	2015	2014
		$	$

Cash flows from operating activities
Loss before income tax expense for the year		(7,306,045)	(7,568,725)

Adjustments for:
Depreciation and amortisation		574,964	572,139
Write off of property, plant and equipment		—	22,647
Net loss on disposal of non-current assets		13,381	—
Foreign exchange differences		(506,663)	28,274
Net fair value loss on convertible note derivative		300,756	539,901
Imputed interest on convertible note		68,139	223,061

		(6,855,468)	(6,182,703)

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		(84,633)	343,508
Decrease/(increase) in income tax refund due		2,654	(2,654)
Increase in prepayments		(59,273)	(67,277)
Increase/(decrease) in trade and other payables		1,359,923	(54,219)
Increase/(decrease) in derivative liabilities		(173,225)	173,225
Increase in other provisions		50,816	80,786

Net cash used in operating activities		(5,759,206)	(5,709,334)

Cash flows from investing activities
Payments for property, plant and equipment	15	(97,474)	(26,976)
Proceeds from disposal of property, plant and equipment		7,795	—

Net cash used in investing activities		(89,679)	(26,976)

Cash flows from financing activities
Proceeds from issue of shares	21	50,355,904	—
Proceeds from borrowings		—	5,500,000
Share issue transaction costs		(2,941,246)	—

Net cash from financing activities		47,414,658	5,500,000

Net increase/(decrease) in cash and cash equivalents		41,565,773	(236,310)
Cash and cash equivalents at the beginning of the financial year		2,502,125	2,738,435
Effects of exchange rate changes on cash and cash equivalents		303,588	—

Cash and cash equivalents at the end of the financial year	10	44,371,486	2,502,125

The above statement of cash flows should be read in conjunction with the accompanying notes

Directors’ Report and Financial Statements - 30 June 2015	23

Novogen Limited
Notes to the financial statements
30 June 2015

Note 1.	General information

The financial statements cover Novogen Limited as a consolidated entity consisting of Novogen Limited and its subsidiaries. The financial statements are presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 1

16-20 Edgeworth David Avenue

Hornsby NSW 2077

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 28 August 2015. The Directors have the power to amend and reissue the financial statements.

Note 2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

AASB 2012-3 adds application guidance to AASB 132 to address inconsistencies identified in applying some of the offsetting criteria of AASB 132, including clarifying the meaning of “currently has a legally enforceable right of set-off” and that some gross settlement systems may be considered equivalent to net settlement.

AASB 2012-3 is applicable to annual reporting periods beginning on or after 1 January 2014.

The adoption of these amendments has not had a material impact on the Group as the amendments merely clarify the existing requirements in AASB 132.

AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets

These narrow-scope amendments address disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

When developing IFRS 13 Fair Value Measurement, the IASB decided to amend IAS 36 Impairment of Assets to require disclosures about the recoverable amount of impaired assets. The IASB noticed however that some of the amendments made in introducing those requirements resulted in the requirement being more broadly applicable than the IASB had intended. These amendments to IAS 36 therefore clarify the IASB’s original intention that the scope of those disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal.

AASB 2013-3 makes the equivalent amendments to AASB 136 Impairment of Assets and is applicable to annual reporting periods beginning on or after 1 January 2014.

The adoption of these amendments has not had a material impact on the Group as they are largely of the nature of clarification of existing requirements.

Directors’ Report and Financial Statements - 30 June 2015	24

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

AASB 2013-5 Amendments to Australian Accounting Standards - Investment Entities

The amendments in AASB 2013-5 provide an exception to consolidation to investment entities and require them to measure unconsolidated subsidiaries at fair value through profit or loss in accordance with AASB 9 Financial Instruments (or AASB 139 Financial Instruments: Recognition and Measurement where AASB 9 has not yet been adopted). The amendments also introduce new disclosure requirements for investment entities that have subsidiaries.

These amendments apply to investment entities, whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. Examples of entities which might qualify as investment entities would include Australian superannuation entities, listed investment companies, pooled investment trusts and Federal, State and Territory fund management authorities.

AASB 2013-5 is applicable to annual reporting periods beginning on or after 1 January 2014.

This Standard has not had any impact on the Group as it does not meet the definition of an ‘investment entity’ in order to apply this consolidation exception.

AASB 2014-1 Amendments to Australian Accounting Standards (Part A: Annual Improvements 2010-2012 and 2011-2013 Cycles)

Part A of AASB 2014-1 makes amendments to various Australian Accounting Standards arising from the issuance by the IASB of International Financial Reporting Standards Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle.

Among other improvements, the amendments arising from Annual Improvements to IFRSs 2010-2012 Cycle:

•	clarify that the definition of a ‘related party’ includes a management entity that provides key management personnel services to the reporting entity (either directly or through a group entity)

•	amend AASB 8 Operating Segments to explicitly require the disclosure of judgements made by management in applying the aggregation criteria

Among other improvements, the amendments arising from Annual Improvements to IFRSs 2011-2013 Cycle clarify that an entity should assess whether an acquired property is an investment property under AASB 140 Investment Property and perform a separate assessment under AASB 3 Business Combinations to determine whether the acquisition of the investment property constitutes a business combination.

Part A of AASB 2014-1 is applicable to annual reporting periods beginning on or after 1 July 2014.

The adoption of these amendments has not had a material impact on the Group as they are largely of the nature of clarification of existing requirements.

Directors’ Report and Financial Statements - 30 June 2015	25

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

Going concern

The consolidated entity incurred a loss after income tax of $7,306,045 (2014: $7,568,725), was in a net current asset position of $42,871,250 (2014: net current liability position of $609,038) and had net cash outflows from operating activities of $5,759,206 (2014: $5,709,334) for the year ended 30 June 2015.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with development companies, the ability of the consolidated entity to continue its development activities as a going concern including paying its debts as and when due, is dependent upon it deriving sufficient cash from investors and revenues.

As at 30 June 2015 the consolidated entity had cash in hand and at bank of $44,371,486.

The business of the consolidated entity is drug discovery based on research and development. The extent of this activity is dependent directly on the level of available funds and on the capacity to continue to raise further funds as the Research and Development (‘R&D’) activity proceeds.

In June 2014, the Board adopted a strategy intended to provide the consolidated entity with sufficient funding for the foreseeable future and to sustain the consolidated entity as a going concern. The strategy was to raise capital in several tranches through the placement of new securities to underwrite strategic plans for an active R&D program, with the goal of bringing at least 2 and possibly a third new drug into clinical testing.

To support this strategy, the consolidated entity conducted 3 different placements of equity securities, a rights entitlement offer to its shareholders and received proceeds from the exercise of options throughout the financial year.

The following list is a summary of gross proceeds received by the consolidated entity:

•	ASX Bookbuild private placement to sophisticated investors in Australia and the U.S., completed 12 November 2014: $1,854,599

•	Private placement of equity securities to U.S. based private investment funds, completed 16 &18 December 2014: $5,862,600

•	Private placement of equity securities to U.S. based private investment funds, completed 29 April 2015: $15,525,000

•	Rights entitlement offer to securities holder based in Australia, New Zealand and qualified U.S investors, completed 4 June 2015: $17,691,346

•	Proceeds from exercise of various options throughout the financial year: $9,422,360

The total proceeds from fundraising throughout the financial year aggregates to $50,355,904

As at 30 June 2015, the consolidated entity had 179,925,987 unlisted options on issue, with various exercise price and maturity date.

The cash at bank available at 30 June 2015 provides enough funds to allow 3 lead drug candidates to start a phase 1 clinical trial. Notwithstanding any proceeds received from the new shares issued pursuant to the exercise of options, the consolidated entity does not anticipate the need to seek further dilutive funding over the next 2 years.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets, which are at fair value.

Directors’ Report and Financial Statements - 30 June 2015	26

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 34.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘company’ or ‘parent entity’) as at 30 June 2015 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is the consolidated entity’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Directors’ Report and Financial Statements - 30 June 2015	27

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

The R&D Tax Incentive is a government run program which helps to offset some of the costs of R&D. Annually, the consolidated entity claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The group currently accounts for R&D Tax Incentive on a cash basis due to the difficulty of making reasonable estimation as at year end.

Novogen Limited (the ‘parent entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Novogen Limited as the parent entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

Directors’ Report and Financial Statements - 30 June 2015	28

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

As the tax consolidation group continues to generate tax losses there has been no reason for the consolidated entity to enter a tax funding agreement with members of the tax consolidation group.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is current when: it is expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is current when: it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is raised when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments (more than 120 days overdue) are considered indicators that the trade receivable may be impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

Other receivables are recognised at amortised cost, less any provision for impairment.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Derivatives are classified as current or non-current depending on the expected period of realisation.

Hedges of a net investment

Hedges of a net investment in a foreign operation include monetary items that are considered part of the net investment. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity whilst gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Directors’ Report and Financial Statements - 30 June 2015	29

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

Available-for-sale financial assets are considered impaired when there has been a significant or prolonged decline in value below initial cost. Subsequent increments in value are recognised in other comprehensive income through the available for-sale reserve.

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment over their expected useful lives as follows:

Plant and equipment	2.5 to 10 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Directors’ Report and Financial Statements - 30 June 2015	30

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the consolidated entity will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight-line basis over the term of the lease.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Patents and trademarks

Significant costs associated with patents and intellectual property are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite useful life of five years.

Impairment of non-financial assets

Non-financial assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Compound financial instruments

Compound financial instruments issued by the consolidated entity comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares does not vary with changes in fair value. The liability component of a financial liability is recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest rate method, whereas the equity component is not remeasured. Interest, gains and losses relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Directors’ Report and Financial Statements - 30 June 2015	31

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including interest on short-term and long-term borrowings.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and consultants as compensation for services performed.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

•	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

•	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

Directors’ Report and Financial Statements - 30 June 2015	32

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Assets and liabilities measured at fair value are classified, into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed each reporting date and transfers between levels are determined based on a reassessment of the lowest level input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options, including share based payments relating to the issue of shares are, shown in equity as a deduction, net of tax, from the proceeds.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

Directors’ Report and Financial Statements - 30 June 2015	33

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Novogen Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2015. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

Directors’ Report and Financial Statements - 30 June 2015	34

Novogen Limited Notes to the financial statements 30 June 2015

Note 2.	Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

This standard is expected to be applicable to annual reporting periods beginning on or after 1 January 2017. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity’s statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity’s performance and the customer’s payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgements made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer.

In May 2015, the AASB issued ED 260 Income of Not-for-Profit Entities, proposing to replace the income recognition requirements of AASB 1004 Contributions and provide guidance to assist not-for-profit entities to apply the principles of AASB 15. The ED is open for comment until 14 August 2015.

The consolidated entity will adopt this standard and the amendments from 1 July 2017. Based on the entity’s assessment, when this Standard is first adopted for the year ending 30 June 2018, there will be no material impact on the transactions and balances recognised in the financial statements.

Note 3.	Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Research and development expenses

The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts been performed but not yet invoiced.

Directors’ Report and Financial Statements - 30 June 2015	35

Novogen Limited Notes to the financial statements 30 June 2015

Note 3.	Critical accounting judgements, estimates and assumptions (continued)

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Binomial model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Fair value measurement hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices(unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

Research and development tax rebate

No accrual estimate has been made in relation to the R&D tax rebate as there is uncertainty around the value that will be received and as such the amount cannot be quantified reliably.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

Note 4.	Restatement of comparatives

Reclassification

Comparative information in the profit of loss statement has been restated to correct an error in classification of expenses. The profit and loss for the year ended 30 June 2014 included salary and related general expenses of scientists totalling $852,621 in general and administrative expenses. These expenses have been reclassified from general and administrative expenses to research and development expenses. The restatement is to reflect the nature of expense in a more accurate manner. A third balance sheet has not been presented as the reclassification has no impact on the financial results for the year ended 30 June 2014 or the closing financial position at that date.

Note 5.	Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The consolidated entity operates in the pharmaceutical research and development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Major customers

During the year ended 30 June 2015 and 30 June 2014 there were no major customers.

Directors’ Report and Financial Statements - 30 June 2015	36

Novogen Limited Notes to the financial statements 30 June 2015

Note 6.	Revenue

	Consolidated
	2015	2014
	$	$

Bank interest	89,261	86,686

Note 7.	Other income

	Consolidated
	2015	2014
	$	$

Net foreign exchange gain	1,116,163	—
Payroll tax rebate	8,000	—
Subsidies and grants	90,909	—
Research and development rebate	1,538,141	341,985

Other income	2,753,213	341,985

Note 8.	Expenses

	Consolidated
	2015	2014
	$	$

Loss before income tax includes the following specific expenses:

Depreciation
Property, plant and equipment	4,860	2,035

Amortisation
Patents and intellectual property	570,104	570,104

Total depreciation and amortisation	574,964	572,139

Finance costs
Interest and finance charges paid/payable	482	491,463
Imputed interest on convertible note	68,139	223,061

Finance costs expensed	68,621	714,524

Rental expense relating to operating leases
Minimum lease payments	97,827	64,468

Superannuation expense
Defined contribution superannuation expense	146,912	87,925

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	2,105,106	1,437,214

Directors’ Report and Financial Statements - 30 June 2015	37

Novogen Limited Notes to the financial statements 30 June 2015

Note 9.	Income tax expense

	Consolidated
	2015	2014
	$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(7,306,045)	(7,568,725)

Tax at the statutory tax rate of 30%	(2,191,814)	(2,270,618)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	771,621	1,204,839
Other	60,200	(177,617)

	(1,359,993)	(1,243,396)
Tax losses and timing differences not recognised	1,359,993	1,243,396

Income tax expense	—	—

	Consolidated
	2015	2014
	$	$

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	57,740,744	54,871,873

Potential tax benefit @ 30%	17,322,223	16,461,562

Prior period tax adjustment disclosure

There was a prior period adjustment to tax losses of $2,240,008 for the consolidated group due to adjustments not previously recognised.

The effect was to reduce the tax losses of the consolidated group from $54,871,873 to $52,631,865 for the year ending 30 June 2014.

Note 10.	Current assets - cash and cash equivalents

	Consolidated
	2015	2014
	$	$

Cash at bank and on hand	44,356,339	2,486,405
Short-term deposits	15,147	15,720

	44,371,486	2,502,125

Directors’ Report and Financial Statements - 30 June 2015	38

Novogen Limited Notes to the financial statements 30 June 2015

Note 11.	Current assets - trade and other receivables

	Consolidated
	2015	2014
	$	$

Trade receivables	227,998	225,998
Less: Provision for impairment of receivables	(225,998)	(225,998)

	2,000	—

Other receivables	99,045	62,253
Deposits held	413,682	365,716
Less: Provision for impairment of deposits held	(364,125)	(362,000)

	150,602	65,969

Refer to note 31 for further information on ‘deposits held’.

Impairment of receivables

The consolidated entity has recognised a loss of $2,125 (2014: loss of $44,804) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2015.

The ageing of the impaired receivables provided for above are as follows:

	Consolidated
	2015	2014
	$	$

Over 90 days overdue	—	225,998
Over 6 months overdue	225,998	—

	225,998	225,998

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2015	2014
	$	$

Opening balance	225,998	181,194
Additional provisions recognised	—	44,804

Closing balance	225,998	225,998

Note 12.	Current assets - income tax refund due

	Consolidated
	2015	2014
	$	$

Income tax refund due	—	2,654

Note 13.	Current assets - other

	Consolidated
	2015	2014
	$	$

Prepayments	126,550	67,277

Directors’ Report and Financial Statements - 30 June 2015	39

Novogen Limited Notes to the financial statements 30 June 2015

Note 14.	Non-current assets - available-for-sale financial assets

	Consolidated
	2015	2014
	$	$

Listed ordinary shares	15,624	47,227

Refer to note 28 for further information on fair value measurement.

Note 15.	Non-current assets - property, plant and equipment

	Consolidated
	2015	2014
	$	$

Plant and equipment - at cost	152,872	76,573
Less: Accumulated depreciation	(67,807)	(62,946)

	85,065	13,627

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Plant and equipment	Total
	$	$
Consolidated
Balance at 1 July 2013	11,333	11,333
Additions	26,976	26,976
Write off of assets	(22,647)	(22,647)
Depreciation expense	(2,035)	(2,035)

Balance at 30 June 2014	13,627	13,627
Additions	97,474	97,474
Disposals	(21,176)	(21,176)
Depreciation expense	(4,860)	(4,860)

Balance at 30 June 2015	85,065	85,065

Note 16.	Non-current assets - intangibles

	Consolidated
	2015	2014
	$	$

Patents and intellectual property - at cost	2,850,517	2,850,517
Less: Accumulated amortisation	(1,460,403)	(890,299)

	1,390,114	1,960,218

Directors’ Report and Financial Statements - 30 June 2015	40

Novogen Limited Notes to the financial statements 30 June 2015

Note 16.	Non-current assets - intangibles (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and intellectual property	Total
	$	$
Consolidated
Balance at 1 July 2013	2,530,322	2,530,322
Amortisation expense	(570,104)	(570,104)

Balance at 30 June 2014	1,960,218	1,960,218
Amortisation expense	(570,104)	(570,104)

Balance at 30 June 2015	1,390,114	1,390,114

Note 17.	Current liabilities - trade and other payables

	Consolidated
	2015	2014
	$	$

Trade payables	765,499	81,061
Accrued payables	853,183	177,698

	1,618,682	258,759

Refer to note 27 for further information on financial instruments.

Note 18.	Current liabilities - borrowings

	Consolidated
	2015	2014
	$	$

Convertible notes payable	—	2,707,189

Refer to note 27 for further information on financial instruments.

Note 19.	Current liabilities - derivative financial instruments

	Consolidated
	2015	2014
	$	$

Convertible note derivative	—	173,225

Refer to note 27 for further information on financial instruments.

Refer to note 28 for further information on fair value measurement.

Directors’ Report and Financial Statements - 30 June 2015	41

Novogen Limited Notes to the financial statements 30 June 2015

Note 20.	Current liabilities - provisions

	Consolidated
	2015	2014
	$	$

Employee benefits	158,706	107,890

Note 21.	Equity - Equity - contributed equity

	Consolidated
	2015	2014	2015	2014
	Shares	Shares	$	$

Ordinary shares - fully paid	423,116,465	168,557,834	190,404,198	142,585,975

Directors’ Report and Financial Statements - 30 June 2015	42

Novogen Limited Notes to the financial statements 30 June 2015

Note 21.	Equity - Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 July 2013	138,276,033		137,662,915
Share based payment expense	4 July 2013	822,369	$0.150	124,918
Part conversion of convertible note tranche 1	26 July 2013	1,315,790	$0.130	175,261
Part conversion of convertible note tranche 1	8 August 2013	1,013,514	$0.130	129,525
Part conversion of convertible note tranche 1	14 August 2013	675,676	$0.130	86,542
Part conversion of convertible note tranche 1	22 August 2013	405,406	$0.130	52,080
Part conversion of convertible note tranche 1	27 August 2013	337,838	$0.130	43,481
Part conversion of convertible note tranche 1	2 September 2013	337,838	$0.130	44,691
Part conversion of convertible note tranche 1	5 September 2013	506,757	$0.130	67,109
Part conversion of convertible note tranche 1	16 September 2013	517,242	$0.130	67,375
Part conversion of convertible note tranche 1	8 October 3013	413,794	$0.140	59,141
Part conversion of convertible note tranche 2	1 November 2013	337,838	$0.150	52,188
Part conversion of convertible note tranche 2	5 November 2013	506,757	$0.180	92,384
Part conversion of convertible note tranche 1	7 November 2013	1,891,892	$0.210	391,482
Part conversion of convertible note tranche 2	7 November 2013	5,202,703	$0.190	965,652
Part conversion of convertible note tranche 2	11 November 2013	974,026	$0.220	218,345
Part conversion of convertible note tranche 3	19 November 2013	5,089,821	$0.160	806,653
Part conversion of convertible note tranche 3	23 November 2013	2,873,564	$0.150	439,102
Part conversion of convertible note tranche 3	23 January 2014	2,312,139	$0.150	355,969
Part conversion of convertible note tranche 3	19 March 2014	949,368	$0.160	152,898
Part conversion of convertible note tranche 4	20 March 2014	3,797,469	$0.160	598,264

Balance	30 June 2014	168,557,834		142,585,975
Part conversion of convertible note tranche 2	18 November 2014	242,719	$0.091	21,996
Issue of shares	18 November 2014	16,859,988	$0.110	1,854,599
Part conversion of convertible note tranche 4	20 November 2014	963,856	$0.076	73,416
Part conversion of convertible note tranche 4	5 December 2014	986,843	$0.072	71,287
Issue of shares	18 December 2014	46,900,800	$0.125	5,862,600
Issue of shares on exercise of options	18 December 2014	45,455	$0.125	5,682
Part conversion of convertible note tranche 4	22 December 2014	2,666,667	$0.094	249,744
Issue of shares on exercise of options	7 January 2015	100,000	$0.125	12,500
Final conversion of convertible note tranche 4	9 January 2015	9,266,667	$0.096	888,368
Final conversion of convertible note tranche 2	10 February 2015	326,087	$0.127	41,261
Final conversion of convertible note tranche 3	10 February 2015	3,260,870	$0.124	402,976
Issue of shares on exercise of options	23 April 2015	4,000,000	$0.237	948,000
Issue of Shares to US investors under PIPE	24 April 2015	51,750,000	$0.300	15,525,000
Issue of shares on exercise of options	13 Mar 2015-29 May 2015	47,110,841	$0.150	7,066,626
Issue of shares on exercise of options	25 Feb 2015-3 Jun 2015	11,100,309	$0.125	1,387,539
Issue of shares	4 Jun 2015-5 Jun 2015	58,971,151	$0.300	17,691,345
Issue of shares on exercise of options	30 June 2015	5,378	$0.300	1,613
Issue of shares on exercise of options	30 June 2015	1,000	$0.400	400
Share issue transaction costs (including share-based payments)		—	$0.000	(4,286,729)

Balance	30 June 2015	423,116,465		190,404,198

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the consolidated entity in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the consolidated entity does not have a limited amount of authorised capital.

Directors’ Report and Financial Statements - 30 June 2015	43

Novogen Limited Notes to the financial statements 30 June 2015

Note 21.	Equity - Equity - contributed equity (continued)

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the consolidated entity develops specialty pharmaceutical products. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on raising additional equity.

The capital risk management policy remains unchanged from the prior year.

Note 22.	Equity - Other contributed equity

	Consolidated
	2015	2014
	$	$

Convertible loan note - Triaxial	1,716,101	—

On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares during the current financial year, providing that the consolidated entity achieves defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

The convertible note may be exercised at the holders discretion as follows:

•	on completion of Phase 1a clinical trials: $400,000 converted into 16,000,000 ordinary shares in the Company;

•	on receipt of Investigational New Drug approval from the US Food and Drug Administration $500,000 converted into 20,000,000 ordinary shares in the Company; and

•	on completion of Phase II clinical trials: $600,000 converted into 24,000,000 ordinary shares in the Company.

The milestones listed above refer to any drug developed based on the super-benzopyran technology.

Note 23.	Equity - reserves

	Consolidated
	2015	2014
	$	$

Available-for-sale reserve	(43,003)	(11,400)
Foreign currency reserve	(312,759)	25,627
Convertible note reserve	—	216,101
Share-based payments reserve	1,345,483	—

	989,721	230,328

Available-for-sale reserve

The reserve is used to recognise increments and decrements in the fair value of available-for-sale financial assets.

Directors’ Report and Financial Statements - 30 June 2015	44

Novogen Limited Notes to the financial statements 30 June 2015

Note 23.	Equity - reserves (continued)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Convertible note reserve

The reserve is used to recognise the equity component of the compound financial instrument.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Share-based payment reserve	Available- for-sale	Foreign currency	Convertible note	Total
	$	$	$	$	$
Consolidated
Balance at 1 July 2013	—	—	—	216,101	216,101
Foreign currency translation	—	—	25,627	—	25,627
Loss on the revaluation of available-for-sale financial assets	—	(11,400)	—	—	(11,400)

Balance at 30 June 2014	—	(11,400)	25,627	216,101	230,328
Revaluation - gross	1,527,630	—	—	—	1,527,630
Transfer to equity on exercise of options	(182,147)	—	—	—	(182,147)
Other comprehensive income
- Foreign currency translation	—	—	(338,386)	—	(338,386)
- Loss on the revaluation of available-for-sale financial assets	—	(31,603)	—	—	(31,603)

Total other comprehensive income		(31,603)	(338,386)		(369,989)
Reclass of Triaxial note to other contributed equity	—	—	—	(216,101)	(216,101)

Balance at 30 June 2015	1,345,483	(43,003)	(312,759)	—	989,721

Note 24.	Equity - accumulated losses

	Consolidated
	2015	2014
	$	$

Accumulated losses at the beginning of the financial year	(141,305,533)	(133,838,214)
Loss after income tax expense for the year	(7,138,596)	(7,467,319)

Accumulated losses at the end of the financial year	(148,444,129)	(141,305,533)

Directors’ Report and Financial Statements - 30 June 2015	45

Novogen Limited Notes to the financial statements 30 June 2015

Note 25.	Equity - non-controlling interest

	Consolidated
	2015	2014
	$	$

Issued capital	23	23
Reserves	(35,006)	2,647
Accumulated losses	(268,855)	(101,406)

	(303,838)	(98,736)

Note 26.	Equity - dividends

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Franking credits

There were no franking credits available at the reporting date.

Note 27.	Financial instruments

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The consolidated entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Foreign currency risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June 2015, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2015	2014	2015	2014
	$	$	$	$
Consolidated
US dollars	20,005,995	—	521,267	25,975
Euros	1,440	27,826	629	—
Pound Sterling	—	—	—	2,900

	20,007,435	27,826	521,896	28,875

The consolidated entity had net assets denominated in foreign currencies of $19,485,539 as at 30 June 2015 (2014: net liabilities $1,049).

Directors’ Report and Financial Statements - 30 June 2015	46

Novogen Limited Notes to the financial statements 30 June 2015

Note 27.	Financial instruments (continued)

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity’s exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and United States dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2015		2014
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Consolidated
Cash at bank and in hand	0.86%	44,356,339	0.25%	2,486,405
Short term deposits	2.40%	15,147	2.60%	15,720

Net exposure to cash flow interest rate risk		44,371,486		2,502,125

The consolidated entity has cash and cash equivalents totalling $44,371,486 (2014: $2,502,125). An official increase/decrease in interest rates of 100 basis points (2014: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $443,715 (2014: $25,021) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

The consolidated entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The consolidated entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The consolidated entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counter parties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Directors’ Report and Financial Statements - 30 June 2015	47

Novogen Limited Notes to the financial statements 30 June 2015

Note 27.	Financial instruments (continued)

Remaining contractual maturities

The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Consolidated - 2015	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—%	765,499	—	—	—	765,499

Total non-derivatives		765,499	—	—	—	765,499

Consolidated - 2014	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—%	81,061	—	—	—	81,061
Convertible note 1	—%	1,500,000	—	—	—	1,500,000

Interest-bearing - fixed rate
Convertible note 2	11.36%	159,608	1,444,902	—	—	1,604,510

Total non-derivatives		1,740,669	1,444,902	—	—	3,185,571

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 28.	Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

Consolidated - 2015	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Ordinary shares	15,624	—	—	15,624

Total assets	15,624	—	—	15,624

Consolidated - 2014	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Ordinary shares	47,227	—	—	47,227

Total assets	47,227	—	—	47,227

Directors’ Report and Financial Statements - 30 June 2015	48

Novogen Limited Notes to the financial statements 30 June 2015

Note 28.	Fair value measurement (continued)

There were no transfers between levels during the financial year.

Note 29.	Key management personnel disclosures

Compensation

The aggregate compensation made to Directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	2015	2014
	$	$
Short-term employee benefits	1,328,347	1,132,494
Post-employment benefits	100,372	109,139
Long-term benefits	38,367	—

	1,467,086	1,241,633

Please refer to note 33 for other transactions with key management personnel and their related parties.

Note 30.	Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2015	2014
	$	$

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	113,541	122,860

Other services - Grant Thornton Audit Pty Ltd
F3 review	21,317	—
Tax compliance services	20,000	30,840

	41,317	30,840

	154,858	153,700

Note 31.	Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($364,125) with the court to confirm its commitment to the ongoing enforcement process. As at the 30 June 2015, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered. The receivable balance and the corresponding provision for impairment is classified as ‘deposits held’. Refer to note 11.

Directors’ Report and Financial Statements - 30 June 2015	49

Novogen Limited Notes to the financial statements 30 June 2015

Note 32.	Commitments

	Consolidated
	2015	2014
	$	$

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	87,209	80,273
One to five years	—	72,009

	87,209	152,282

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

Note 33.	Related party transactions

Parent entity

Novogen Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 35.

Key management personnel

Disclosures relating to key management personnel are set out in note 29 and the remuneration report in the Directors’ report.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	2015	2014
	$	$

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, an entity (partnership) in which Steven
Coffey is a partner	12,018	78,734
Salary paid to Prue Kelly, the partner of Graham Kelly, a Director	76,650	75,574
Salary paid to Michael Kelly, the brother of Graham Kelly, a Director	6,274	24,481
Salary paid to Kathryn Stoddart, the daughter of Graham Kelly, a Director	3,646	—

There was no other transaction with KMP and their related parties.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Directors’ Report and Financial Statements - 30 June 2015	50

Novogen Limited Notes to the financial statements 30 June 2015

Note 34.	Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	2015	2014
	$	$

Loss after income tax	(12,950,040)	(908,529)

Total comprehensive income	(12,950,040)	(908,529)

Statement of financial position

	Parent
	2015	2014
	$	$

Total current assets	45,055,143	9,601,925

Total assets	47,956,768	12,535,153

Total current liabilities	3,929,384	6,189,831

Total liabilities	3,929,384	6,189,831

Equity
Contributed equity	190,404,198	142,585,975
Other contributed equity	1,716,101	—
Reserves	1,302,480	204,701
Accumulated losses	(149,395,395)	(136,445,354)

Total equity	44,027,384	6,345,322

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

As a condition of the Class Order 98/1418 (as amended), Novogen Limited and the subsidiaries, entered into a Deed of Cross Guarantee on 28 May 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up. Refer to note 36.

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2015 and 30 June 2014, except as detailed in note 31.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment at as 30 June 2015 and 30 June 2014.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Directors’ Report and Financial Statements - 30 June 2015	51

Novogen Limited Notes to the financial statements 30 June 2015

Note 35.	Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
	Principal place of business /	2015	2014
Name	Country of incorporation	%	%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00%	100.00%
Novogen Inc.	United States of America	100.00%	100.00%
CanTx. Inc.	United States of America	85.00%	85.00%

In November 2013 the consolidated entity entered into a joint venture arrangement with Yale University (‘Yale’), in which the consolidated entity owns 85% of the joint venture company. The purpose of the joint venture company, CanTx. Inc, (‘CanTx’) was to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. A series of agreements underpin this joint venture. The first of those is a licensing agreement from the consolidated entity to CanTx that allows CanTx to access the consolidated entity patent portfolio of SBP drugs in order to identify a lead candidate compound for its objective of developing an intra-abdominal product capable of treating any intra-abdominal cancer, but with a particular focus on ovarian cancer. A licensing agreement between Yale and CanTx gave CanTx access to certain Yale cell culture technology and animal models and facilities and resources. A sponsored research agreement between CanTx and Yale identified the appropriate research plan to be undertaken by Yale, and a shareholders’ agreement between all parties comprised a commitment from the consolidated entity to fund CanTx for up to 3 years for up to a maximum of $2 million. Yale and CanTx devised a construct comprising Trx-1 in a guided drug delivery system and commenced animal studies to investigate its utility both as an intra-peritoneal and intravenous product for the treatment of ovarian cancer.

Note 36.	Deed of cross guarantee

The following entities are party to a deed of cross guarantee under which each company guarantees the debts of the others:

Novogen Limited

Novogen Laboratories Pty Ltd

Novogen Research Pty Ltd

By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare financial statements and Directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission (‘ASIC’).

The above companies represent a ‘Closed Group’ for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Novogen Limited, they also represent the ‘Extended Closed Group’.

Directors’ Report and Financial Statements - 30 June 2015	52

Novogen Limited Notes to the financial statements 30 June 2015

Note 36.	Deed of cross guarantee (continued)

Set out below is a consolidated statement of profit or loss and other comprehensive income and statement of financial position of the ‘Closed Group’.

	2015	2014
Statement of profit or loss and other comprehensive income	$	$

Other income	2,796,327	428,670
Research and development expense	(4,821,519)	(1,881,613)
General and administrative expense	(35,653,969)	(3,211,962)
Net fair value loss on convertible note derivative	(300,756)	(539,901)
Finance costs	(68,569)	(713,174)

Loss before income tax expense	(38,048,486)	(5,917,980)
Income tax expense	—	—

Loss after income tax expense	(38,048,486)	(5,917,980)

Other comprehensive income
Loss on the revaluation of available-for-sale financial assets, net of tax	(31,603)	(11,400)

Other comprehensive income for the year, net of tax	(31,603)	(11,400)

Total comprehensive income for the year	(38,080,089)	(5,929,380)

	2015	2014
Equity - retained profits	$	$

Accumulated losses at the beginning of the financial year	(111,015,662)	(105,097,682)
Loss after income tax expense	(38,048,486)	(5,917,980)

Accumulated losses at the end of the financial year	(149,064,148)	(111,015,662)

Directors’ Report and Financial Statements - 30 June 2015	53

Novogen Limited Notes to the financial statements 30 June 2015

Note 36.	Deed of cross guarantee (continued)

	2015	2014
Statement of financial position	$	$

Current assets
Cash and cash equivalents	44,296,597	2,392,744
Trade and other receivables	272,096	37,711,329

	44,568,693	40,104,073

Non-current assets
Receivables	4,242	—
Available-for-sale financial assets	15,624	47,227
Other financial assets	1,406,001	2,886,001
Property, plant and equipment	85,065	13,627

	1,510,932	2,946,855

Total assets	46,079,625	43,050,928

Current liabilities
Trade and other payables	1,609,032	8,308,026
Borrowings	—	2,707,189
Financial guarantee contracts	—	173,225
Provisions	111,962	87,474

	1,720,994	11,275,914

Total liabilities	1,720,994	11,275,914

Net assets	44,358,631	31,775,014

Equity
Contributed equity	190,404,198	142,585,975
Other contributed equity	1,716,101	—
Reserves	1,302,480	204,701
Accumulated losses	(149,064,148)	(111,015,662)

Total equity	44,358,631	31,775,014

Note 37.	Events after the reporting period

Appointment of Interim Chairman

On 1 July 2015, the consolidated entity announced the appointment of Mr Ian M. Phillips, MNZM, as Interim Chairman of the Board of Directors.

Resignation of CEO

On 22 July 2015, the consolidated entity announced the resignation of Dr Graham Kelly as CEO, as well as Director of all entities within the group.

Appointment of Director and Acting CEO

On 22 July 2015, the consolidated entity announced the appointment of Mr Iain Ross as Director and Acting Chief Executive Officer of the consolidated entity. The consolidated entity is actively seeking a permanent Chief Executive Officer globally and has engaged an agency specialised in the recruitment of high profile senior executives to assist in its search.

Office move

To accommodate its constant growth, the consolidated entity has entered into a new lease, starting in November 2015. The current lease held by the consolidated entity expires on 14 May 2016.

Directors’ Report and Financial Statements - 30 June 2015	54

Novogen Limited Notes to the financial statements 30 June 2015

Note 37.	Events after the reporting period (continued)

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 38.	Earnings per share

	Consolidated
	2015	2014
	$	$

Loss after income tax	(7,306,045)	(7,568,725)
Non-controlling interest	167,449	101,406

Loss after income tax attributable to the owners of Novogen Limited	(7,138,596)	(7,467,319)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	238,418,048	156,725,363

Weighted average number of ordinary shares used in calculating diluted earnings per share	238,418,048	156,725,363

	Cents	Cents

Basic earnings per share	(2.99)	(4.76)
Diluted earnings per share	(2.99)	(4.76)

60,000,000 unlisted convertible notes with a face value of $1,500,000 and 179,925,987 unlisted options have been excluded from the above calculations as they were antidilutive.

Note 39.	Share-based payments

The options in the table below have been issued as consideration for services rendered in relation to capital raising conducted during the year by the consolidated entity.

2015
Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

01/01/2010	16/12/2019	$0.150	—	1,314,000	(847,530)	—	466,470
01/01/2010	18/12/2019	$0.150	—	562,032	(362,511)	—	199,521
01/01/2010	30/12/2015	$0.300	—	1,380,000	—	—	1,380,000
01/01/2010	30/06/2020	$0.400	—	5,190,000	—	—	5,190,000

			—	8,446,032	(1,210,041)	—	7,235,991

Weighted average exercise price			$0.000	$0.328	$0.150	$0.000	$0.358

*	All the options listed above were vested and exercisable at the end of the period.

(1) Tranche 1 - (2) Tranche 2 - (3) Tranche 3 - (4) Tranche 4

The weighted average remaining contractual life of options outstanding at the end of the period is 4.1 years.

Directors’ Report and Financial Statements - 30 June 2015	55

Novogen Limited Notes to the financial statements 30 June 2015

Note 39.	Share-based payments (continued)

Options Valuation

In order to obtain a fair valuation of these options, the following assumptions have been made:

The Black and Scholes option valuation methodology has been used. This Option Valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the term of these options.

The exercise prices and expiry dates of these options are disclosed in the table above.

The closing price of an ordinary share as at the close of 4 March 2015 (for Tranches 1 and 2) and 24 June 2015 (for Tranches 3 and 4) was 18.0 cents and 24.50 cents respectively. These dates were used as deemed dates of grant and this price as deemed spot price on the date of grant for the valuation purposes.

The risk-free rate of a five year Australian Government bond as being 2.07% (on 4 March 2015) was used. Similarly, the risk-free rate of a two year and a five year Australian Government bond as being 2.02% (on 4 March 2015) and 2.34% (on 24 June 2015) were applied respectively.

The Tranches 1, 2, 3 and 4 options do not have any vesting conditions and vest immediately on the grant date. These options are unlisted. To reflect the unlisted status of the options, a discount rate of 20% to 30% may be applicable. No discount rate was applied in this instance.

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Option Life	Fair value per option

04/03/2015	16/12/2019	$0.180	$0.150	120.00%	4.79	$0.150
04/03/2015	18/12/2019	$0.180	$0.150	120.00%	4.79	$0.150
24/06/2015	30/12/2015	$0.245	$0.300	150.00%	0.52	$0.083
24/06/2015	30/06/2020	$0.245	$0.400	150.00%	5.02	$0.217

Directors’ Report and Financial Statements - 30 June 2015	56

Novogen Limited Directors’ declaration 30 June 2015

In the Directors’ opinion:

•	the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements;

•	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the financial year ended on that date;

•	there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable; and

•	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 36 to the financial statements.

The Directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of Directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Ian M. Phillips
Ian Phillips, MNZM
Chairman

28 August 2015
Sydney

Directors’ Report and Financial Statements - 30 June 2015	57

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Novogen Limited

Report on the financial report

We have audited the accompanying financial report of Novogen Limited (the “Company”), which comprises the consolidated statement of financial position as at 30 June 2015, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001. The Directors’ responsibility also includes such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. The Directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

58

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

a	the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b	the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Report on the remuneration report

We have audited the remuneration report included in pages 9 to 14 of the directors’ report for the year ended 30 June 2015. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion on the remuneration report

In our opinion, the remuneration report of Novogen Limited for the year ended 30 June 2015, complies with section 300A of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

L M Worsley
Partner - Audit & Assurance

Sydney, 28 August 2015

59

Novogen Limited Shareholder information 30 June 2015

The shareholder information set out below was applicable as at 20 August 2015.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

	Number of holders of ordinary shares	Number of holders of options over ordinary shares

1 to 1,000	1,435	290
1,001 to 5,000	1,659	565
5,001 to 10,000	867	249
10,001 to 100,000	1,909	572
100,001 and over	423	189

	6,293	1,865

Holding less than a marketable parcel	2,340	—

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	% of total shares issued

NATIONAL NOMINEES LIMITED	182,604,585	42.45
DR ANDREW HEATON	6,037,098	1.40
EL CORONADO HOLDINGS	4,531,633	1.05
HISHENK PTY LTD	3,900,000	0.91
CITICORP NOMINEES PTY LIMITED	3,830,885	0.89
PHYTOSE CORPORATION LIMITED	3,806,025	0.88
D & G BROWN INVESTMENTS PTY LIMITED	3,494,795	0.81
AQUAGOLF PTY LIMITED (AQUAGOLF PTY LTD S/F A/C)	3,100,000	0.72
A DI BELLA PTY LTD	2,954,000	0.69
NIZIN HOLDINGS PTY LTD (CHARLES CROPPER A/C)	2,000,000	0.46
MR PAUL STANLEY HARRIS	1,873,902	0.44
MR IAN DAVIES	1,800,000	0.42
BIONOVA PTY LTD	1,767,676	0.41
BENDE HOLDINGS PTY LTD	1,677,342	0.39
MR MOHAMMED SHAHEED	1,668,754	0.39
VNA HOLDINGS PTY LTD	1,666,667	0.39
MR CRAIG ROBERT MCGUCKIN + MRS LEE ANN MCGUCKIN (MCGUCKIN FAMILY A/C)	1,349,092	0.31
C & L JACKSON INVESTMENTS PTY LTD (JACKSON FAMILY S/FUND A/C)	1,333,028	0.31
MR JOHN ANDERSON MAHER	1,330,000	0.31
PERMAJOY NOMINEES PTY LTD	1,304,009	0.30

	232,029,491	53.93

Unquoted equity securities

There are no unquoted equity securities.

Substantial holders

There are no substantial holders in the consolidated entity.

Directors’ Report and Financial Statements - 30 June 2015	60

Novogen Limited Shareholder information 30 June 2015

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.

Directors’ Report and Financial Statements - 30 June 2015	61